UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42952

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LTD

55 Ayer Rajah Crescent #05-05

Singapore 139949

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed in the Current Report on Form 6-K of Phaos Technology Holdings (Cayman) Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on September 4, 2026, at an extraordinary general meeting held on August 31, 2026 (the “Meeting”), the shareholders approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares, at a ratio of 1-for-15.

On September 14, 2026, the Board of Directors of the Company approved a reverse split of all of the Company’s authorized and issued Class A ordinary shares and Class B ordinary shares at a ratio of one-for-fifteen (1-for-15) (the “Reverse Stock Split”).

The Reverse Stock Split will reduce the number of outstanding Class A ordinary shares of the Company from approximately 16,446,750 shares to approximately 1,096,450 shares and will reduce the number of outstanding Class B ordinary shares of the Company from approximately 15,125,251 shares to approximately 1,008,350 shares. Every fifteen (15) outstanding Class A ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class A ordinary share. Every fifteen (15) outstanding Class B ordinary shares will be combined into and automatically become one post-Reverse Stock Split Class B ordinary share. No fractional shares will be issued in connection with the Reverse Stock Split. Instead, the Company will issue one full post-Reverse Stock Split Class A ordinary share or Class B ordinary share, as applicable, to any shareholder who would have been entitled to receive a fractional share as a result of the process. As a result of the Reverse Stock Split, the par value of the Class A ordinary shares and Class B ordinary shares will be increased to $0.0015 per share and the number of authorized ordinary shares will be reduced to 6,666,666,666,667 ordinary shares, comprising of 6,333,333,333,333 Class A ordinary shares and 333,333,333,334 Class B ordinary shares.

Upon the opening of the market on October 12, 2026, the Company’s Class A ordinary shares will begin trading on the NYSE American on a post-Reverse Stock Split basis under the current symbol “POAS”. The new CUSIP number following the Reverse Stock Split is G7049C120.

The Company believes that the Reverse Stock Split is in the best interest of the Company and its shareholders and is being undertaken for proper corporate purposes.

In connection with the Reverse Stock Split, the Company amended and restated its memorandum and articles of association to reflect the adjustment of the number of authorized ordinary shares and the par value. Attached to this report on Form 6-K (this “Report”) as Exhibit 1.1 is a copy of such amended and restated memorandum and articles of association.

Attached to this Report as Exhibit 99.1 is a copy of the press release dated September 28, 2026 titled “Phaos Technology Holdings (Cayman) Ltd Announces 1-for-15 Reverse Stock Split Effective October 12, 2026”

Exhibit Index

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association
99.1	Press Release dated October 2, 2026, titled Phaos Technology Holdings (Cayman) Ltd Announces 1-for-30 Reverse Stock Split Effective October 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2026	Phaos Technology Holdings (Cayman) Limited

	By:	/s/ Gan Hong Loon
	Name:	Gan Hong Loon
	Title:	Director, Chief Financial Officer, and Interim Chief Executive Officer